Exhibit 12.1

ENTERPRISE GP HOLDINGS L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

		For the Year Ended December 31,
		2005	2004	2003	2002	2001
Consolidated net income		$ 55,276	$ 29,778	$ 15,861	$ 7,351	$ 5,460
Add:	Minority interest expense	353,642	229,607	91,079	89,956	238,909
	Provision for taxes	8,362	3,761	5,293	1,634
Less:	Equity in (income) loss of unconsolidated affiliates	(14,548)	(52,787)	13,960	(35,253)	(25,358)
Consolidated pre-tax income before minority interest
and equity earnings from unconsolidated affiliates		402,732	210,359	126,193	63,688	219,011
Add:	Fixed charges	283,374	174,312	151,338	111,141	63,172
	Amortization of capitalized interest	1,644	974	579	363	217
	Distributed income of equity investees	56,058	68,027	31,882	57,662	45,054
	Subtotal	743,808	453,672	309,992	232,854	327,454
Less:	Interest capitalized	(22,046)	(2,766)	(1,595)	(1,083)	(2,946)
	Minority interest	(2,863)	(6,586)	(79)	(927)
Total earnings		$ 718,899	$ 444,320	$ 308,318	$ 230,844	$ 324,508
Fixed charges:
	Interest expense	$ 249,002	$ 161,589	$ 140,806	$ 101,580	$ 52,456
	Capitalized interest	22,046	2,766	1,595	1,083	2,946
	Interest portion of rental expense	12,326	9,957	8,937	8,478	7,770
	Total	$ 283,374	$ 174,312	$ 151,338	$ 111,141	$ 63,172
Ratio of earnings to fixed charges		2.54x	2.55x	2.04x	2.08x	5.14x

These computations take into account our consolidated operations and the distributed income from our equity method investees. For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:

Add the following, as applicable: (i) consolidated pre-tax income before minority interest expense and income or loss from equity investees; (ii) fixed charges; (iii) amortization of capitalized interest; (iv) distributed income of equity investees; and (v) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the subtotal of the added items, subtract the following, as applicable: (i) interest capitalized; (ii) preference security dividend requirements of consolidated subsidiaries; and (iii) minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

The term “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expenses; and preference dividend requirements of consolidated subsidiaries.